                                                       Exhibit 21.1 Subsidiaries

Pan American Financial, Inc.                         Delaware
Pan American Bank, FSB                               California
World Cash Technologies, Inc.                        California
United Auto Credit Corporation                       California
Pan American Service Corporation                     California
United PanAm Mortgage Corporation                    California